

Mail Stop 3720

April 19, 2007

VIA U.S. MAIL AND FAX

Mr. Cory Sindelar
Chief Financial Officer
Ikanos Communications Inc.
47669 Fremont Boulevard
Fremont, CA 94538

      RE: Ikanos Communications Inc..
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 6, 2007
             File No. 0-51532

Dear Mr. Sindelar:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Cory Sindelar
Ikanos Communications, Inc.
April 19, 2007
Page 2

Acquisitions, page 47

1. We note that you referred to independent third-party appraisal firms who assisted you in
    determining the fair values of assets acquired and liabilities assumed. While you are not
    required to make reference to a third party appraiser or expert, when you do you should
    disclose the name of the expert and confirm to us in your response letter that the expert is
    aware of being named in the filing. If you decide to delete your reference to the expert,
    please revise the disclosures to explain the theoretical models and assumptions used by
    you to determine the valuation.

Note 1. Ikanos and Summary of Significant Accounting Policies

Revenue Recognition, page 69

2. It is unclear from your disclosure herein why you accounted for claims settled in excess
    of your standard warranty terms as additional reductions to revenue. Yet on page 71, you
    stated that "if there is a material increase in customer claims compared with historical
    experience, or if costs of servicing warranty claims are greater than expected, the
    Company may record additional charges against cost of revenue." Please reconcile for us
    this apparent discrepancy. Further, tell us why you believe your accounting is
    appropriate including your basis in the accounting literature.

3. Please tell us the amount of the cash payments made during the fourth quarter of 2006 to
    settle a claim with a customer. Also, tell us whether this amount has been reflected in
    your tabular presentation of your warranty liability on page 79. Refer to paragraph 14b of
    FIN 45. Additionally, tell us why, in light of the recent excess claim settlement, your
    aggregate accrual for warranties in 2006 decreased when compared to 2005. Please
    discuss the effect of the excess warranty claims in your MD&A.

Note 2. Business Combinations

NPA Acquisitions, pages 73-75

4. We note that you utilized a DCF model for valuing certain intangible assets, with a
    different discount rate attributable to each. Please tell us, and revise to disclose within
    the Critical Accounting Policies and Estimates section, the factors that you considered to
    determine the appropriate discount rate to be utilized in the valuation of each intangible
    asset.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn T. Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Larry Spirgel
Assistant Director